UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                         (Amendment No. _________)*

                           Name of Issuer:  SCIL

                 Title of Class of Securities:  Common Stock

                          CUSIP Number:  808760102

    Date of Event Which Requires Filing of this Statement:  January 17, 2008

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All share information contained in this filing, as it pertains to this issuer, is as of December 31, 2008.

CUSIP No.: 808760102                                               Page 2 of 5

1. Name of Reporting Entity:
     Segall Bryant & Hamill
     EIN:  41-1788385

2. Check the Appropriate Box if a Member of a Group:
     a.	____
     b.	____

3. SEC Use Only

4. Citizenship or Place of Organization:
     Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

     5. Sole Voting Power:  1,014,911

     6. Shared Voting Power:  ________________

     7. Sole Dispositive Power:  ________________

     8. Shared Dispositive Power:  ______________

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,014,911

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
     N/A

11. Percent of Class Represented by Amount in Row (9):
     5.760%

12. Type of Reporting Person:
     IA



NOTE:  See Instructions for completing this page.

CUSIP No.: 808760102                                               Page 3 of 5

Item 1.

(a) Name of Issuer:  Scientific Learning Corp

(b) Address of Issuer's Principal Executive Offices:
	300 Frank H. Ogawa Plaza, Suite 600
	Oakland, CA 94612


Item 2.

(a) Name of Person Filing:  Segall Bryant & Hamill

(b) Address of Principal Business Office or, if none, Residence:

     10 South Wacker Drive, Suite 3500
     Chicago, IL  60606-7407

(c) Citizenship:  MN

(d) Title of Class of Securities:  Common

(e) CUSIP Number.: 808760102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company
        Act of 1940 (15 U.S.C. 80a-8).
(e) [X]	An investment adviser in accordance with Section 240.13d-1(b(1)ii)E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with Section
        240.13d-1(b)(1)(ii)(F).
(g) [ ]	A parent holding company or control person in accordance with Section
        240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit
        Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No.: 808760102                                               Page 4 of 5

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  1,014,911

(b) Percent of Class:  5.760%

(c) Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:  1,014,911.
     (ii)  Shared power to vote or to direct the vote:  ________________.
     (iii) Sole power to dispose or to direct the disposition of:  ___________.
     (iv)  Shared power to dispose or to direct the disposition of:  _________.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following   [   ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficia-ries of employee benefit plan, pension fund or endowment fund is not required.

Segall Bryant & Hamill is a registered investment adviser and holds these securities on behalf of clients. These shares were acquired in the ordinary course of business, not with the purpose of changing or influencing control of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control Person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

CUSIP No.: 808760102                                               Page 5 of 5

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to trans-actions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification.

(a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:  __/s/Philip L. Hildebrandt_______  Dated:  February 13, 2009

Typed Name and Title:  Philip L. Hildebrandt, Chief Executive Officer